EXHIBIT (A)(11)


                       [LETTERHEAD OF WESTERN ATLAS INC.]



         FOR IMMEDIATE RELEASE                              NEWS RELEASE

         Contacts:  Dirk Koerber (310) 888-2575 or
                    Jacquie Hook (310) 888-2580 (Western Atlas)
                    Donald Rowley (319) 369-3250 (Norand)
                    Keith Everett (206) 348-2686 (Intermec)


         WESTERN ATLAS COMPLETES
         TENDER OFFER FOR
         NORAND CORPORATION


                   BEVERLY HILLS, Calif./CEDAR RAPIDS, Iowa -- February 24, 1997 -- Western Atlas Inc. (NYSE: WAI) and Norand
         Corporation (Nasdaq/NNM: NRND) announced today the successful completion of the tender offer by Western Atlas to acquire the common stock of Norand at $33.50 per share.

                   According to a preliminary count by The Bank of New York, the depositary for the tender offer, approximately 97.58 percent of the outstanding shares of Norand common stock had been tendered pursuant to the tender offer, and were accepted for purchase by WAI Acquisition Corp., a Western Atlas wholly owned subsidiary.

                   The Company will acquire all remaining shares of Norand through the merger of WAI Acquisition Corp. into Norand, at which time Norand will become a wholly owned subsidiary of Western Atlas. As part of that merger, each remaining Norand share will be converted into the right to receive $33.50 per share in cash, without interest.

                   Western Atlas participates in the fast-growing auto-mated data collection (ADC) market through its Seattle-based Intermec subsidiary, whose products and services are complemen-tary to those of Norand. ADC technologies include bar code printers, laser scanners and other imaging methods, as well as hand-held computers and wireless radio frequency (RF) transmis-sion devices.


                                        2

                   Norand designs, manufactures and markets mobile com-puting systems and wireless data communications networks using RF technology. NORAND (Registered) systems allow businesses worldwide to apply information technology to industrial and field automation settings. Typical applications include route accounting, field-sales automation, and inventory database management in manufacturing, warehouse and retail settings.

                   Headquartered in Beverly Hills, California, Western Atlas is a global supplier of oilfield information services and industrial automation systems with annual revenues of more than $2.5 billion.

                                       ###